May 22, 2026

Rhonda Hellums
Chief Financial Officer
Silence Therapeutics plc
221 River Street, 9th Floor
Hoboken, NJ 07030

        Re: Silence Therapeutics plc
            Registration Statement on Form S-3
            Filed May 18, 2026
            File No. 333-295992
Dear Rhonda Hellums:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Denny Xu, Esq.